

Mail Stop 3720

March 8, 2017

Jerry He
Chief Executive Officer
Bright Scholar Education Holdings Ltd.
No. 1, Country Garden Road
Beijiao Town, Shunde District, Foshan, Guangdong 528300
The People's Republic of China

> **Re: Bright Scholar Education Holdings Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted February 10, 2017**
> **CIK No. 0001696355**

Dear Mr. He:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note that you are in the process of restructuring combined entities and that the restructuring is not complete. Please provide us with updates on the status of the restructuring, including when you have met or complied with the applicable PRC regulatory requirements, registrations and approvals. Please note that we may have additional comments based on these developments and related changes to your disclosure. Therefore, please provide us with sufficient time to review your complete disclosure and exhibits, including your contractual arrangements with your affiliated entities.

2.   We further note that you plan to file, in a subsequent draft registration statement; the unaudited condensed consolidated financial statements for the six months ended February 28, 2017 and audited combined financial statements for the fiscal years ended August 31, 2014, 2015 and 2016 of the combined Company when your restructuring is completed. As such, we may have additional comments on those financial statements. With your next submission, please discuss in detail the material changes in the financial statements and the new reporting entity as a result of the restructuring of the combined companies.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4.   We note references to third-party market data throughout the prospectus, including references to the report you commissioned from Frost & Sullivan. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support.

Prospectus Summary, page 1

5.   Since investors will be investing in a recently organized Cayman Islands holding company that does not directly own substantially all of its business operations in the PRC, please make this clear in the first paragraph of and throughout the prospectus summary (including in your Corporate History and Structure section). It must be clear that the business you are describing is not the registrant's business, but is the business of its variable interest entities. This is because foreign invested entities, which would include the company and its PRC subsidiary, are either prohibited or restricted from owning or operating the fifty-one private schools in China that are discussed in the prospectus.

6.   Please clarify throughout your disclosure that Country Garden Holdings Company Limited is a related party. We note that your chairperson, Ms. Huiyan Yang, is also vice-chairperson of Country Garden.

Corporate History and Structure, page 4

7.   We note that Ms. Meirong Yang and Mr. Wenjie Yang are shareholders of BGY Education Investment Management Co., Ltd. and that you have contractual arrangement with Ms. Meirong Yang, Mr. Wenjie Yang, BGY Education Investment and affiliated schools that allow you to exercise control over each party. Please disclose why Ms. Meirong Yang and Mr. Wenjie Yang were chosen to be the shareholders of BGY Education Investment and what relationship they have with the registrant or its officers and directors.

8. Please disclose that, if your PRC affiliated entities and Ms. Meirong Yang and Mr. Wenjie Yang fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, if you are unable to maintain effective control, you would not be able to continue to consolidate the affiliated entities' financial results with your financial results. Disclose the percentage of revenues in your consolidated financial statements that are derived from your affiliated entities. Lastly, state here that you rely on dividends and other fees paid to you by your subsidiary and affiliated entities in China. Disclose the amount of dividends and fees that you expect to collect. Disclose that this does not mean that you are able to have unfettered access to your PRC subsidiary's and affiliated entities' revenues due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others.

9. Please revise the organizational chart on pages 4 and 60 to disclose the percentage ownership of the registrant by Ms. Meirong Yang, Ms. Huiyan Yang and Mr. Junli He.

10. Also revise the organizational chart to indicate, if true, that BGY Education Investment has sponsorship interests rather than equity interests in your affiliated schools. Briefly disclose what a sponsor is, distinguishing it from equity ownership. Supplementally provide us with the names of the sponsors if they are persons other than BGY Education Investment.

11. Please provide an organization chart that shows the structure of the company upon completion of the offering. Include the percentage equity and voting ownership in the registrant by public shareholders, Ms. Meirong Yang, Ms. Huiyan Yang and Mr. Junli He.

Risk Factors, page 12

We may be unable to recruit, train and retrain a sufficient number of qualified and experienced teachers and principals, page 19

12. Consider expanding this risk factor and other regulatory disclosures to specifically discuss the 2014 Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers, which restricts public school teachers in the PRC from working in private schools.

Use of Proceeds, page 49

13. We note that you plan to use proceeds from this offering for "launching new schools, marketing and brand promotion, curriculum design and other research and development efforts, selective investment and acquisition and general corporate purposes." Please provide a breakdown of how much of the proceeds you intend to use for each respective purpose.

Enforceability of Civil Liabilities, page 55

14.   We note your disclosure that all of your operations and assets are located outside of the United States and all your officers other than Mr. Junli He are nationals or residents of jurisdictions other than the United States. To provide further context to your discussion of the enforceability of civil liabilities in the Cayman Islands and the PRC, please disclose where all your operations and assets are located and the nationalities and countries of residence of your officers and directors.

Corporate History and Structure, page 57

15.   We note from your disclosure on page 61 that you are in the process of completing the registration of sponsorship interests in ten schools. Please tell us whether you intend to complete these registrations prior to the offering.

Industry Overview, page 90

Key Drivers for the International and Bilingual Private K-12 Education Market in China, page 93

16.   Please explain why you chose to use the years 2006, 2015 and 2021 for the chart on page 93. The significance of the intervals is unclear.

Competitive Landscape of and Key Entry Barriers to the International and Bilingual Private K-12 Education Market in China, page 94

17.   We note that you are comparing your business only with other operators of international and bilingual K-12 schools who primarily target Chinese students, with a meaningful contribution from the international segment. It appears, however, that you would also have competition from stand-alone operators of K-12 international schools, K-12 bilingual schools and private kindergartens. Please address your market standing with these other operators. In this regard, we note that the table of your competitors on page 94 addresses only 90,200,000 students as of September 1, 2016, while the charts on pages 90-92 disclose that, as of December 31, 2015, there were 170,700 students enrolled in private international schools, 23.0 million students enrolled in private kindergartens and an undisclosed number of students enrolled in bilingual schools.

PRC Regulation, page 116

18.   Please revise this section to specifically state how the regulations discussed apply to your company. As one example, discuss whether your affiliated schools would be considered restricted or prohibited for foreign investment pursuant to the Foreign Investment Catalog. As another example, disclose whether or not each of your affiliated schools currently requires reasonable returns, and discuss how the Law for Promoting Private Education, its implementation rules and recent amendment have or will affect your affiliated schools. If you discuss these matters elsewhere in your disclosure, please provide a descriptive cross-reference to that disclosure.

Management, page 123

19.   Once your reorganization is complete, please revise the biographies of your officers and directors to distinguish between their roles and tenures at the registrant (Bright Scholar Education Holdings Limited) and at affiliated entities.

Principal Shareholders, page 128

20.   Please consider either revising the table to disclose beneficial ownership immediately prior to the offering (after the recapitalization into two classes of ordinary shares) or including introductory disclosure explaining the recapitalization so that it is clear why the columns before and the after the offering reflect different ordinary shares.

21.   Please explain why you have listed Mr. Junli He twice in the beneficial ownership table

22.   We note references to an "acting-in-concert agreement" entered into between Ms. Huiyan Yang and Ms. Meirong Yang. Please clarify whether this agreement will continue after your reorganization and completion of the offering. If so, please describe the material terms of the agreement so the nature of the control over the registrant is clear. Also disclose whether there is a familial or other relationship between Ms. Huiyan Yang and Ms. Meirong Yang. See Item 7.A.3 of Form 20-F.

23.   You disclose at the bottom of page 129 that "[n]one of our existing shareholders will have different voting rights from other shareholders after the completion of this offering." Please explain this statement in light of the fact that there will be two classes of ordinary shares with different voting rights.

Related Party Transactions, page 130

Transactions with Certain Related Parties, page 130

24.   Please disclose whether you intend to continue providing financing to and receive financing from other entities controlled by Ms. Huiyan Yang after completion of the offering.

BGY Education Investment Management Co. LTD.

Combined Balance Sheets, page F-3

25.   We note that students generally pay in advance tuition and boarding fees. Please clarify the nature of the accounts receivable balance at August 31, 2016 and disclose whether this represents a change in your business practices including the extension of credit.

Jerry He
Bright Scholar Education Holdings Ltd.
March 8, 2017
Page 6

<u>Commitments and Contingencies, page F-34</u>

26.   You disclose non-cancellable operating lease commitments for school and office premises. We also note in your risk factors discussions that you have a 70-year lease agreement with Guangdong Country Garden School with the local village cooperative. Please tell us how you considered ASC 840-10-25 in determining the appropriate lease classification.

<u>Subsequent Events, page F-3</u>

27.   You disclose your agreement to acquire 55% equity interest in Focusedu China Limited. Please tell us how you evaluated the significance of this acquisition and whether you plan to file separate pre-acquisition financial statements of the company.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 − Telecommunications

Cc: Weiheng Chen, Esq.
       Dan Ouyang, Esq.
       Wilson Sonsini Goodrich & Rosati PC

       David T. Zhang, Esq.
       Benjamin W. James, Esq.
       Kirkland & Ellis International LLP